 Exhibit 99.2

SOPHiA GENETICS Publishes Results of 2022 Annual General Meeting

BOSTON, United States and LAUSANNE, Switzerland, June 15, 2022 — SOPHiA GENETICS SA (Nasdaq: SOPH) (“the Company”), is pleased to announce the Annual General Meeting (“the Meeting”) was held at the Company’s headquarters, rue du Centre 172, 1025 St-Sulpice, VD, Switzerland, earlier today at 2:00 p.m. CET (8:00 a.m. EDT).

The Company’s shareholders approved each agenda item presented at the Meeting. The Meeting minutes and detailed voting results by agenda item have been published on the Company’s website in the investor section. The detailed voting results will also be filed with the U.S. Securities and Exchange Commission on a Report on Form 6-K.

Additionally, the Company would like to welcome the newly appointed director, Jean-Michel Cosséry to its Board of Directors. Mr. Cosséry will be a strong addition to the Board of Directors, as he offers more than 25-years of industry experience. The Company looks forward to Mr. Cosséry’s future contributions.

The Company would also like to thank all shareholders represented or having voted by mail or online for their valued commitment and support.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by over 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

SOPHiA GENETICS Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products, and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact
Jennifer Pottage

Head of Investor Relations
Jpottage@sophiagenetics.com

Media Contact

Don Granese

Public Relations
Dgranese@sophiagenetics.com